EMCOR Group, Inc. 301 Merritt Seven, 6th Floor Norwalk, CT 06851 Phone 203.849.7800 Fax 203.849.7900

September 9, 2013

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:    EMCOR Group, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 26, 2013
File No. 1-8267

Reference is made to your letter dated August 23, 2013 (the “August 23 Letter”) regarding the Form 10-K of EMCOR Group, Inc. (the “Company”, “we” or “us”) for the year ended December 31, 2012 filed on February 26, 2013 (the “2012 Form 10-K”).

We set out our responses below which for your convenience have been put in the same order as the comments have been presented in the August 23 Letter, and we repeat each comment immediately above each of our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business - Backlog, page 5

1. We note your response to comment two from our letter dated July 2, 2013 and appreciate the additional information you have provided and intend to provide. Due to your inability to provide a roll-forward of backlog, please confirm that to the extent there are material changes in your backlog that result from factors other than contracts awarded and revenue recognized, you will address such material changes in future filings.

Response:

We will comply with the Staff’s comment regarding the disclosure of material changes in our backlog that result from factors other than contracts awarded and revenue recognized in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Discussion and Analysis of Results of Operations, page 19

2. We note your responses to comments four and five from our letter dated July 2, 2013. We remind you that the discussion and quantification of material events and/or line items, necessary to understand a material change, may be required whether or not they are unusual or infrequent. Refer to Instruction 4 to Item 303(A) of Regulation S-K, as well as Topic 501.04 of the Codification of Financial Reporting Policies.

Response:

We acknowledge the Staff’s comment regarding the quantification of material events and believe our disclosure practice is in compliance with both Instruction 4 to Item 303(A) of Regulation S-K and Topic 501.04 of the Codification of Financial Reporting Policies.

Application of Critical Accounting Policies, page 30

Insurance Liabilities, page 31

3. We note your response to prior comment eight from our letter dated July 2, 2013. We also note you identified insurance liabilities as a critical accounting estimate; therefore, it continues to appear to us that you should revise future filings to disclose the impact of this critical estimate on your financial statements by disclosing the amounts expensed.

Response:

The Company does not believe the disclosure of amounts expensed for insurance liabilities in each period is required. The Company also believes disclosure of such amounts would be commercially harmful, as disclosure would permit our competitors to gain insight into margins within our bidding process. The Company further believes disclosure of total amounts expensed for insurance liabilities in each period would not be meaningful to investors as the variance in amounts expensed for insurance liabilities can be a result of factors other than a change in accounting estimate, such as increases/decreases in business or acquisitions. As a critical accounting estimate, the Company believes it would be more appropriate to disclose the financial impact of changes, if material, between estimated insurance liabilities and actual experience for the periods in which such changes occur. In addition, the Company also believes it is appropriate to provide investors with the quantitative effect of sensitivity changes in our estimate of total insurance liabilities. We believe these additional proposed disclosures would provide investors with more meaningful information, and by way of illustration, we propose to include substantially the following in future filings of our Forms 10-K:

“We have loss payment deductibles for certain workers’ compensation, automobile liability, general liability and property claims, have self-insured retentions for certain other casualty claims, and are self-insured for employee-related health care claims. Losses are recorded based upon estimates of our liability for claims incurred and for claims incurred but not reported. The liabilities are derived from known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate for the majority of these obligations. We believe the liabilities recognized on our balance sheets for these obligations are adequate. However, such obligations are difficult to assess and estimate due to numerous factors, including severity of injury, determination of liability in proportion to other parties, timely reporting of occurrences and effectiveness of safety and risk management programs. Therefore, if our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and will be recorded in the period that the experience becomes known. EMCOR’s estimated insurance liabilities for workers’ compensation, automobile liability, general liability and property claims decreased by $__ million for the year ended December 31, 20__ compared to the prior year ended December 31, 20__, primarily due to effective risk management and safety programs. If our estimated insurance liabilities for workers’ compensation, automobile liability, general liability and property claims were to increase by 10%, it would have resulted in $__ million of additional expense for the year ending December 31, 20__.”

Income Taxes, page 31

4. We note your response to prior comment nine from our letter dated July 2, 2013; however, it appears to us that an enhanced discussion of the material assumptions and estimates related to your deferred tax asset is appropriate given the level of judgment involved. In order to provide greater insight into your assessment that the realization of your deferred tax asset is more likely than not, please revise future filings to disclose the amount of taxable income you will be required to generate to fully realize your deferred tax asset.

Response:

The Company believes the realizability of its deferred tax asset is clear from the information provided in our financial statements as our pre-tax income has generally exceeded the amount of our net deferred tax asset balance. In the event that our taxable income does not clearly indicate that our deferred tax asset is realizable, we would amend our annual disclosure accordingly.

Consolidated Financial Statements, page 34

Note 12. Income Taxes, page 51

5. We note your response to prior comment 13 from our letter dated July 2, 2013. However, we continue to believe that disclosing the amount of undistributed foreign earnings for which you have not recorded deferred tax liabilities, as well as the amount of cash held in foreign jurisdictions and the potential ramifications of moving that cash to the U.S. will provide greater clarity into evaluating your liquidity.

Response:

We will comply with the Staff’s comment regarding the disclosure of the amount of undistributed foreign earnings for which a deferred tax liability has not been recorded, as well as the amount of cash held in foreign jurisdictions and the potential ramifications of moving that cash into the U.S. By way of illustration, we propose to enhance disclosure to include substantially the following in future filings of our Forms 10-K:

“As of December 31, 20__, we had undistributed foreign earnings of $__ million, for which we have not recorded a deferred tax liability as such earnings are indefinitely reinvested. As of December 31, 20__, the amount of cash held outside the U.S. was $__ million which, if repatriated, may result in federal and state income taxes of approximately $__ million.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

6. We note your response to comment seven and appreciate the additional information you have provided regarding contract losses. In order for investors to better assess contract losses, please revise future filings to also disclose: the total contract value; the percentage complete; and the range of reasonably possible additional losses.

Response:

The Company acknowledges the disclosure requirements in conjunction with loss contingencies under ASC Topic 450, but does not believe the disclosure of a range of reasonably possible additional losses is practical on all contracts that are in a loss position (“loss contracts”). The amount of contract losses recorded during a period on loss contracts takes into account all reasonable foreseeable factors that may lead to additional losses and represents our best estimate at the time. If in future periods such job performance deteriorates or improves by reason of subsequent unforeseen factors, the loss position would be adjusted in such period. In the event future additional losses on loss contracts due to factors that can be quantified (such as subcontractor claims made against the Company) are reasonably possible, we would disclose in future filings of our Forms 10-K the range of such future losses on such contracts.

The Company does not believe the disclosure of total contract value or the percentage complete on loss contracts is required or would be meaningful to investors as the Company’s portfolio of all contracts has a total contract value in excess of $8 billion, and the contract value of any individual loss contract comprises less than 1% of the Company’s total contract portfolio.

If you have any further questions, please contact the undersigned at (203) 849-7999.

/s/ MARK A. POMPA
Mark A. Pompa
Executive Vice President and
Chief Financial Officer

cc:
Sheldon I. Cammaker, Executive Vice President and General Counsel